Stellar Biotechnologies, Inc.

332 E. Scott Street

Port Hueneme, CA 93041

June 13, 2018

United States Securities and Exchange Commission

Attention: Irene Paik

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Stellar Biotechnologies, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File Number 333-225450

Dear Ms. Paik:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 P.M. on Friday, June 15, 2018, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STELLAR BIOTECHNOLOGIES, INC.

By:	/s/ Kathi Niffenegger
Name: Kathi Niffenegger
Title: Chief Financial Officer